Filed Pursuant to Rule 424(b)(3)

File No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 2 Dated June 22, 2012

To Prospectus Dated April 30, 2012

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2012 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

INDEX TO THIS SUPPLEMENT

Recent Developments	S-1
Description of the Properties	S-4

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment Plan

As detailed in the Prospectus, we are offering up to $1,237,500,000 in shares of our common stock, including $237,500,000 in shares of common stock through our distribution reinvestment plan. As of June 13, 2012, we have issued 7,945,242 shares of our common stock in connection with our offering raising aggregate gross proceeds of $79,076,752. In addition, as of June 13, 2012, we have issued 91,831 shares of common stock ($872,392) pursuant to our distribution reinvestment plan.

Suitability Standards

The paragraph regarding the New Hampshire special suitability standards as set forth in the “Suitability Standards” section, which begins on page i of the Prospectus is deleted in its entirety. The second paragraph in the “Suitability Standards” section is replaced with the following information, which applies to residents of New Hampshire and is also incorporated into the order form:

In consideration of these factors, we have established suitability standards for initial stockholders in this offering and subsequent transferees. These suitability standards require that a purchaser of shares have either:

•             a gross annual income of at least $70,000 and a net worth (excluding the value of a purchaser’s home, furnishings and automobiles) of at least $70,000; or

•             a net worth of at least $250,000 (excluding the value of a purchaser’s home, furnishings and automobiles).

Industry Data

The following information replaces the discussion on page 93 contained in the “Investment Objectives, Procedures and Policies” section of the Prospectus.

The limited debt availability for new construction, coupled with the recent decline in industry and economic fundamentals are expected to limit new hotel room supply growth over the next several years. As illustrated in the chart below, after increasing 3.0% year-over-year in 2009, hotel room supply increased 1.9% and 0.6% in 2010 and 2011, respectively, and is forecasted to increase only 0.8% and 1.4% in 2012 and 2013, respectively, both below the 20-year average growth rate of 1.9%. According to Smith Travel Research, as of December 2011, just 18% of the total hotel development pipeline is currently in the construction phase.

Source:    Smith Travel Research

With the recent economic crisis forcing the lending and capital markets environment to become more disciplined, prices of existing properties have been moderated as a result of reduced competition from highly leveraged investors and the development of new properties has been curtailed. We believe that a more conservative capital markets environment will benefit companies like us who expect to operate at a moderate level of leverage, at 50% on average; however, our organizational documents permit us to incur maximum leverage of up to 75% of the total costs of our investments, or 300% of our net assets, or a higher amount with the approval of a majority of our independent directors. New construction that had not been funded prior to the recent capital contraction has virtually come to a halt, resulting in dampening supply growth and setting the stage for less operational competition and the future recovery of the lodging market. Accordingly, we believe that the conditions in the current market present a unique opportunity in which we may experience not only less operational competition, but also less investment competition, therefore potentially providing opportunities to acquire properties and build our portfolio on favorable terms. Although there is no assurance that our expectations will be realized, we believe that the real estate pricing environment is at an attractive cyclical point of entry, enabling us to capitalize on opportunistic acquisitions. However, we believe that other real estate investment trusts, private funds and other market participants have raised capital seeking to take advantage of these opportunities in the lodging sector and may be sources of competition for us as we seek to execute our business strategy. See “Risk Factors — Risks Related to Investments in the Lodging Industry — We face competition in the lodging industry, which may limit our profitability and return to our stockholders.”

The following information replaces the discussion contained in the third paragraph on page 94  of the “Investment Objectives, Procedures and Policies”  section of the Prospectus.

The recent economic downturn negatively impacted hotel fundamentals, as indicated by the decline in RevPAR of 1.6% and 17.0% year-over-year in 2008 and 2009, respectively. According to data provided by PKF Hospitality Research, or PKF, the 2009 RevPAR decline was the highest annual decline since the early 1930s. As illustrated in the chart below, given the significant RevPAR decline and despite aggressive cost cutting efforts industry wide, PKF estimates that unit-level net operating income, or NOI, declined 35.4% year-over-year in 2009, the greatest annual decline since PKF began tracking U.S. hotel performance in the 1930s. After two years of declining industry fundamentals in 2008 and 2009, the lodging industry rebounded earlier and the recovery has been more pronounced than most expected. According to Smith Travel Research, lodging demand and RevPAR increased 7.6% and 5.5% year-over-year in 2010, respectively. Industry analysts currently forecast 2012 RevPAR growth in the range of 4.3% for Smith Travel Research to 5.8% to 6.5% for PKF and PricewaterhouseCoopers, LLP, respectively. The first chart below is based on data provided by Smith Travel Research. As illustrated in the second chart below, in its March 2012 forecast, PKF estimates that hotel unit-level NOIs increased 9.8% and 18.3%, year-over-year, in 2010 and 2011, respectively, and is projecting an increase of 9.2% in 2012. As further illustrated in the chart below, significant NOI increases have been common following other recent economic and industry downturns.

Acquisitions

The following section supplements the discussion contained in the “Prospectus Summary—Description of Properties” section, which begins on page 6 of the Prospectus.

On June 8, 2012, a wholly-owned subsidiary CWI completed an investment in a joint venture in the Hilton Garden Inn New Orleans French Quarter/CBD with HRI Properties, the property owner and an unaffiliated third party.  The 155-room hotel includes 1,800 square feet of meeting space, lobby restaurant, bar, business center, fitness center, rooftop deck and swimming pool, guest laundry and onsite valet parking. CWI acquired an 87.56% interest in the joint venture for a capital contribution of $9,910,000. CWI also paid a $487,099 acquisition fee to its advisor, Carey Lodging Advisors, LLC.  CWI’s investment was made in the form of a preferred equity interest that carries a cumulative preferred dividend of 8.5% per year and is senior to HRI Properties’ equity interest. Total funding for the venture, excluding the acquisition fee of $487,099, is $22,318,118, comprised of CWI’s investment of $9,910,000 described above, HRI’s contribution equivalent to $1,408,118, and the $11,000,000 of debt described below. The hotel will be managed by HRI Lodging, Inc., an affiliate of HRI. Funding provides for a $3,469,549 renovation of the hotel, which is expected be completed by September 2013.  The property is subject to $11,000,000 of new debt financing, with an annual interest rate of 5.3% and maturity date of July 1, 2019.

On May 31, 2012, a wholly-owned subsidiary of CWI completed the acquisition of the Hampton Inn Boston/Braintree from NMG-Braintree, LLC, an unaffiliated third party.  The 4-story, 103 room select service hotel is located at 215 Wood Road in Braintree, Massachusetts.  CWI’s investment in the property is expected to be $15,512,640 inclusive of a $1,869,419 renovation that is expected be completed in early 2013 and acquisition-related costs.  The hotel will be managed by StepStone Hospitality, a Rhode Island-based hotel management company that manages urban, suburban and resort properties.  The property will be subject to $9,800,000 of debt financing, with an annual interest rate fixed at approximately 5.0% through an interest rate swap agreement and maturity date of May 31, 2015. As of June 6, 2012, $7,930,581 of the mortgage debt had been funded.

DESCRIPTION OF THE PROPERTIES

The following section supplements the discussion contained in the “Description of Properties” section, which begins on page 107 of the Prospectus.

New Orleans Venture II

Acquisition

In June 2012, we completed a joint venture investment with HRI Properties, the owner of the leasehold interests in the Hilton Garden Inn New Orleans French Quarter/CBD, or the “New Orleans Venture II.” The 155-room hotel includes 1,800 square feet of meeting space, lobby restaurant, bar, business center, fitness center, rooftop deck and swimming pool, guest laundry and onsite valet parking. The hotel is located on floors 11-18 of an 18-story structure with 10 floors of parking below, which is owned and operated by a third-party.

The hotel is managed by a third party that receives management fees. The occupancy, ADR, and RevPAR of the property for 2007 through April 2012 are illustrated in the table below.

	Hilton Garden Inn
Year	Occupancy(1)	ADR(2)	RevPAR(3)
2007	56.9%	$ 123.95	$70.51
2008	58.4%	$ 132.61	$77.44
2009	61.9%	$ 117.47	$72.67
2010	76.5%	$ 121.24	$92.80
2011	81.8%	$ 127.67	$104.48
2012 (through April)	83.2%	$ 157.95	$131.38

(1)          Occupancy is the percentage of rooms sold divided by rooms available.

(2)          ADR is room revenues divided by rooms sold, displayed as the average rental rate for a single room.

(3)          RevPAR is room revenue divided by available rooms.

Purchase Terms

We acquired an 87.56% interest in the joint venture for a capital contribution of $9,910,000. We also paid a $487,099 acquisition fee to our advisor, Carey Lodging Advisors, LLC.  Our investment was made in the form of a preferred equity interest that carries a cumulative preferred dividend of 8.5% per year and is senior to HRI Properties’ equity interest.

Description of Financing

The property is subject to $11,000,000 of debt financing, with an annual interest rate of 5.3% and maturity date of July 1, 2019.  The loan will be interest only for the first year and will be amortized over a 30-year period thereafter.

Description of HRI Properties

HRI Properties has advised us that it is a New Orleans based full-service real estate development company and a national leader in the adaptive reuse of historic structures. HRI Properties has completed over 50 large scale projects, including 30 in New Orleans, including 4,500 apartment units, 3,500 hotel rooms, and 500,000 square feet of office and retail space.

Description of the Property Operators

HRI Lodging, Incorporated, an affiliate of HRI Properties, will continue as the manager of the property. As of the date of this Prospectus Supplement, HRI Lodging manages a total of seven hotels including the hotel described under “The New Orleans Venture.”

Description of Proposed Renovations and Tax Costs

A $3,469,549 renovation of the hotel is expected be completed by September 2013. All guestrooms and public spaces are expected to be renovated. Total real estate taxes for the year ended December 31, 2011 were $151,620.

Hampton Inn

Acquisition

In May 2012, one of our wholly-owned subsidiaries completed the acquisition of the Hampton Inn Boston/Braintree from NMG-Braintree, LLC, an unaffiliated third party. The hotel, located in Braintree, Massachusetts, is a 4-story, 103 room select service hotel.

The hotel is managed by a third party that receives management fees. The occupancy, ADR, and RevPAR of the property for 2007 through April 2012 are illustrated in the table below.

Hampton Inn
Year	Occupancy(1)	ADR(2)	RevPAR(3)
2007	72.7%	$ 114.12	$ 82.95
2008	68.0%	$ 122.15	$ 83.12
2009	63.2%	$ 114.70	$ 72.48
2010	73.5%	$ 117.62	$ 86.42
2011	75.5%	$ 126.24	$ 95.37
2012 (through April)	65.6%	$ 125.96	$ 82.60

(1)          Occupancy is the percentage of rooms sold divided by rooms available.

(2)          ADR is room revenues divided by rooms sold, displayed as the average rental rate for a single room.

(3)          RevPAR is room revenue divided by available rooms.

Purchase Terms

Our total investment in the property is expected to be $15,512,640, inclusive of a $1,869,419 renovation that is expected to be completed in early 2013 as well as acquisition-related costs.

Description of Financing

The property will be subject to $9,800,000 of debt financing, with an annual interest rate fixed at approximately 5.0% through an interest rate swap agreement and maturity date of May 31, 2015. As of June 6, 2012, $7,930,581 of the mortgage debt had been funded. The loan will be interest only for the first year and will be amortized over a 25-year period thereafter.

Description of the Property Operator

The hotel will be managed by StepStone Hospitality, a Rhode Island-based hotel management company that manages urban, suburban and resort properties.

Description of Proposed Renovation and Tax Costs

A $1,869,419 renovation of the hotel is expected be completed by September 2013. A comprehensive renovation of all guest rooms and public spaces is planned to begin in early 2013. Total real estate taxes for the Hampton Inn Boston/Braintree for the year ended December 31, 2011 were $130,927.

The following section replaces the discussion contained within the “Description of Properties—Long Beach Venture—Description of Financing” section, which begins on page 108 of the Prospectus.

Description of Financing

Both properties are subject to existing mortgage financing. The financing on the Hotel Maya is a three-year, $15,000,000 mortgage that bears interest at the London inter-bank offered rate (LIBOR) plus 2.5% per year and has a maturity date of June 30, 2015.  The loan will be interest only for the first three years and will be amortized over a 30-year period thereafter. The financing on the Residence Inn is a 10-year, $31,875,000 mortgage that bears interest at 7.25% per year and has a maturity date of September 1, 2017 that is being amortized over 30 years. For both properties, on maturity, the entire unpaid balances of the loans plus all accrued interest thereon will be due and payable in full. Both financings can be prepaid at any time with a fee.

The Long Beach Venture is a guarantor of the mortgage financing on the Hotel Maya. Ensemble has agreed to be responsible for, and has indemnified us regarding, any and all amounts due under the guarantee. Our investment was financed in part by a $4,000,000 loan from an affiliate of our advisor. We repaid this loan in full at maturity.